Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               February 26, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9203
                          IPOX(R) 25 Portfolio Series
                                 (the "Trust")
                      CIK No. 1837057 File No. 333-252292
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Front Cover
-----------

      1. PLEASE ADD AN 80% POLICY FOR THIS TRUST RELATING TO THE COMPONENTS OF THE INDEX.

      Response: In accordance with the Staff's comment, the following disclosure has been added to the Trust's prospectus under the section entitled "Portfolio - Objective":

      "Under normal market circumstances, the Trust will invest at least 80% of its assets in common stocks of companies included in the IPOX(R) 100 U.S. Index."

      2. PLEASE DISCLOSE THE RELATIONSHIP OF IPOX WITH FIRST TRUST. IS IPOX COMPENSATED FOR THE USE OF ITS NAME? PLEASE ALSO EXPLAIN THE BASIS FOR USING THE IPOX NAME IN THE TRUST.

      Response: Please note that First Trust and IPOX are unaffiliated entities. IPOX will receive a license fee for allowing the use of their name in the Trust.

      3. THE DISCLOSURE PROVIDES THAT THE "TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS ("SECURITIES")." PLEASE CONSIDER REVISING THIS SENTENCE TO BETTER INDICATE THE TYPE OF COMMON STOCKS (I.E., NEW LISTINGS/IPOS). IF THE 80% TEST IS PUT IN THIS PARAGRAPH THOUGH, THEN THERE IS NO NEED TO MAKE THIS CHANGE AND/OR THIS SENTENCE CAN BE DELETED.

      Response: In accordance with the Staff's comment, the referenced disclosure has been replaced in its entirety with the following:

      "The Trust invests in a diversified portfolio of common stocks ("Securities") of companies which have, within the past four years, completed an initial public offering ("IPO"), are newly formed companies spun off from an existing company or new companies formed as the result of a merger or acquisition (collectively, "New Listings")."

Schedule of Investments
-----------------------

      4. FOOTNOTE 3 TO THE "NOTES TO SCHEDULE OF INVESTMENTS" STATES THAT THE TRUST WILL INVEST IN FOREIGN SECURITIES. PLEASE EXPLAIN TO THE STAFF WHY THIS IS CORRECT.

      Response: Please note that while the IPOX(R) 100 U.S. Index is a U.S. based index and all stocks selected must trade on a U.S. exchange, there are some securities in the index that are incorporated in foreign countries. The Sponsor classifies securities that are headquartered or incorporated in foreign countries as foreign securities. As such, to the extent foreign securities are included in the Trust's portfolio, the Trust believes it is appropriate to include the foreign securities footnote and related foreign securities risk disclosure. However, the Trust has revised the foreign securities risk to remove the emerging markets related disclosure as the Trust does not anticipate holding securities of emerging market companies.

Portfolio
---------

      5. THE DISCLOSURE PROVIDES THAT THE "IPOX(R) 100 U.S. INDEX MEASURES THE PERFORMANCE OF THE TOP 100 U.S. INITIAL PUBLIC OFFERINGS ("IPOS") AND SPIN-OFFS RANKED QUARTERLY BY MARKET CAPITALIZATION IN THE IPOX GLOBAL COMPOSITE INDEX." THE STAFF NOTES THAT THIS IS NOT THE DEFINITION FROM THE INDEX'S WEBSITE WHICH INSTEAD DEFINES THE INDEX AS FOLLOWS:

      "THE IPOX(R) 100 U.S. INDEX IS AN APPLIED MARKET CAP-WEIGHTED INDEX PORTFOLIO MEASURING THE PERFORMANCE OF THE TOP 100 U.S. COMPANIES RANKED QUARTERLY BY MARKET CAP IN THE IPOX(R) U.S. COMPOSITE INDEX - A SUB-INDEX OF THE IPOX(R) GLOBAL COMPOSITE INDEX - SUBJECT TO DEFINED LIQUIDITY AND EXPOSURE CRITERIA. THE IPOX(R) 100 U.S. INDEX HAS HISTORICALLY CAPTURED CA. 85% OF TOTAL MARKET CAP CREATED THROUGH U.S. NEW LISTINGS ACTIVITY OVER THE PAST FOUR YEARS, RESPECTIVELY."

PLEASE REVISE THE DEFINITION TO BE CONSISTENT WITH THE DEFINITION ON THE INDEX'S WEBSITE.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      6. INSTEAD OF USING THE DEFINED TERM "IPOS" PLEASE USE THE TERM "NEW LISTINGS" AND DEFINE THAT THIS INCLUDES "IPOS, SPIN-OFFS AND RESPECTIVE M&AS" AS DONE ON THE IPOX WEBSITE. PLEASE USE THE DEFINED TERM "NEW LISTINGS" THROUGHOUT THE DISCLOSURE.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      7. PLEASE CLARIFY IF THE TRUST ONLY INVESTS IN COMPANIES THAT WERE IPOS. ALSO, PLEASE CLARIFY WHETHER THE TRUST INVESTS DIRECTLY IN IPOS OR IN COMPANIES THAT WERE ORIGINALLY REGISTERED/OFFERED THROUGH IPOS, OR BOTH.

      Response: Please note that any constituent of the index as of the day the Trust's portfolio is selected that passes the portfolio eligibility criteria would be eligible to be included in the Trust. The IPOX(R) 100 U.S. Index consists of recent IPOs, spin-offs and companies created through mergers and/or acquisitions. As such, the Trust's portfolio could include a spinoff or M&A company that is contained in the IPOX(R) 100 U.S. Index as of the Initial Date of Deposit. In addition, please note that the Trust does not directly invest in IPOs but invests in companies that have been previously registered and listed.

      8. THE STAFF NOTES THAT THE TRUST'S INVESTMENT OBJECTIVE IS "ABOVE-AVERAGE TOTAL RETURN THROUGH A COMBINATION OF CAPITAL APPRECIATION AND DIVIDEND INCOME." IN LIGHT OF DIVIDEND INCOME BEING AN OBJECTIVE OF THE TRUST, PLEASE EXPLAIN WHY DIVIDEND INCOME IS NOT INCLUDED AS A FACTOR IN THE TRUST'S SELECTION PROCESS.

      Response: Please note that the Trust's investment objective has changed to "capital appreciation" and appropriate disclosure has been added to the prospectus to reflect this.

      9. PLEASE SPECIFY THE "QUALITY - RETURN ON EQUITY" CRITERIA. ADDITIONALLY, PLEASE SPECIFY THE CRITERIA THE SPONSOR USES IN THE "GROWTH: ESTIMATED REVENUE GROWTH" FACTOR.

      Response: In accordance with the Staff's comment, the referenced disclosure has been replaced in its entirety with the following:

      "Quality: Return on equity. Measures net income to common equity excluding extraordinary items divided by the average total common equity.

      Growth: Estimated revenue growth. Measures the next 12 months consensus revenue estimates divided by the last 4 quarters of actual revenues."

      10. THE DISCLOSURE PROVIDES "LASTLY, WE COMBINE THE THREE FACTOR RANKS AND SELECT 25 EQUALLY WEIGHTED STOCKS WITH THE BEST COMBINED FACTOR RANK, SUBJECT TO A MAXIMUM OF 10 STOCKS IN ANY ONE OF THE MAJOR GLOBAL INDUSTRY CLASSIFICATION STANDARDS (GICS) MARKET SECTORS." PLEASE CONFIRM TO THE STAFF THAT THIS MEANS THAT IF THE FIRST 25 STOCKS WITH THE BEST COMBINED FACTOR RANK INCLUDES 11 STOCKS WITHIN ONE OF THE MAJOR GICS MARKET SECTORS, THEN THE LOWEST RATED STOCK IN THAT SECTOR IS REMOVED AND REPLACED WITH #26 ON THE LIST IF OF A DIFFERENT SECTOR (ASSUMING LESS THAN 10 STOCKS REPRESENTED BY THAT SECTOR).

      Response: In accordance with the Staff's comment, the following disclosure has been added to the Trust's prospectus:

      "To the extent greater than 10 stocks from a single GICS sector are selected, the strategy selects the next highest rank stock that does not exceed the sector maximum. In the event of a tie, the stock with the greatest momentum score is selected."

      11. THE "ADDITIONAL PORTFOLIO CONTENTS" DISCLOSURE PROVIDES THAT THE TRUST HAS EXPOSURE TO "DIVIDEND-PAYING SECURITIES." ARE THESE COMMON STOCKS OTHER THAN THOSE FROM A COMPANY THAT HAD AN IPO? PLEASE BE MORE SPECIFIC HERE.

      Response: Please note that to the extent any of the New Listing securities included in the Trust pay a dividend, the Additional Portfolio Contents will include this disclosure. Only New Listings are included in the Trust.

Risk Factors
------------

      12. TO THE EXTENT THE PORTFOLIO CONCENTRATES IN OR HAS SIGNIFICANT EXPOSURE TO A PARTICULAR INDUSTRY SECTOR, PLEASE IDENTIFY AND DISCLOSE THE SPECIFIC RISKS OF INVESTING IN THAT INDUSTRY SECTOR. THE STAFF NOTES THAT BECAUSE THE 25 STOCKS IN THE TRUST'S PORTFOLIO ARE ALL EQUALLY WEIGHTED, IT WOULD TAKE JUST 7 STOCKS IN THE SAME INDUSTRY TO BE CONCENTRATED.

      Response: If, based on its final portfolio, the Trust is concentrated in any particular industry sector, such sector will be identified in the "Portfolio" section and appropriate risk disclosure will be added to the Trust's prospectus.

      13. PLEASE ALSO CONSIDER ADDING DISCLOSURE TO THE "IPO RISK" DESCRIBING THAT THE STOCKS OF THESE COMPANIES MAY HAVE EXHIBITED PRICE APPRECIATION IN CONNECTION WITH THE IPO THAT IS NOT SUSTAINED, AND IT IS NOT UNCOMMON FOR STOCKS TO DECLINE IN VALUE IN THE PERIOD FOLLOWING THE IPO.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      14. THE STAFF NOTES THE INCLUSION OF A FOREIGN SECURITIES RISK. PLEASE CLARIFY WHETHER THIS RELATES TO SECURITIES IN THE IPOX INDEX OR ADDITIONAL PORTFOLIO CONTENTS. ACCORDING TO IPOX, THE IPOX(R) 100 U.S. INDEX IS AN APPLIED MARKET CAP-WEIGHTED INDEX PORTFOLIO MEASURING THE PERFORMANCE OF THE TOP 100 U.S. COMPANIES RANKED QUARTERLY BY MARKET CAP IN THE IPOX(R) U.S. COMPOSITE INDEX - A SUB-INDEX OF THE IPOX(R) GLOBAL COMPOSITE INDEX - SUBJECT TO DEFINED LIQUIDITY AND EXPOSURE CRITERIA. IF THIS RELATES TO SECURITIES OF THE INDEX, PLEASE CONFIRM TO THE STAFF THAT COMMON STOCKS OF COMPANIES HEADQUARTERED OR INCORPORATED OUTSIDE THE UNITED STATES WHICH TRADE DIRECTLY OR THROUGH AN AMERICAN DEPOSITARY RECEIPT/ADR ON THE OVER-THE-COUNTER MARKET OR ON A U.S. NATIONAL SECURITIES EXCHANGE ARE ELIGIBLE TO BE INCLUDED IN THE IPOX 100 US. INDEX (IT IS NOT CLEAR FROM THE IPOX WEBSITE).

      Response: Please refer to the Trust's response to comment 4 above.

      15. THE STAFF NOTES THAT THE FOREIGN SECURITIES RISK INCLUDES DISCLOSURE RELATED TO THE RISKS OF INVESTING IN EMERGING MARKETS. PLEASE TAILOR THIS RISK DISCLOSURE TO THE SECURITIES THE TRUST'S PORTFOLIO INVESTS IN. THE STAFF FINDS IT DIFFICULT TO SEE HOW THE TRUST WOULD HAVE EMERGING MARKET EXPOSURE.

      Response: Please refer to the Trust's response to comment 4 above.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By /s/ Daniel J. Fallon
                                                       ________________________
                                                       Daniel J. Fallon